                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           DELTA AND PINE LAND COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247357106
                               -------------------
                                 (CUSIP Number)


                                  March 6, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
CUSIP No.  247357106                 13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,122,221
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,122,221
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,122,221
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                            [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.61%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  247357106                 13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,122,221
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,122,221
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,122,221
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                  [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.61%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  247357106                 13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            366,664
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,122,221
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                366,664
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,122,221
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,488,885
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                  [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.58%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  247357106                 13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            366,664
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                366,664
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           366,664
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                    [X]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.97%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)             Name of Issuer:
                      --------------

                      Delta and Pine Land Company (the "Issuer")

Item 1(b)             Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------

                      One Cotton Row
                      Scott, Mississippi 38772

Items 2(a)            Name of Person Filing:
                      ---------------------

                      This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                      i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                      ii) Mr. George Soros ("Mr. Soros");

                      iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");
                           and

                      iv) Duquesne Capital Management, L.L.C., a Pennsylvania
                          limited liability company ("Duquesne LLC").

                      This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners, Quasar Partners and the Duquesne LLC Clients (each as defined herein). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted duration company ("Quantum Partners "), and Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)             Address of Principal Business Office:
                      ------------------------------------

                      The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                      The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)             Citizenship:
                      -----------

                      i)       SFM LLC is a Delaware limited liability company;
                      ii)      Mr. Soros is a United States citizen;
                      iii)     Mr. Druckenmiller is a United States citizen; and
                      iv) Duquesne LLC is a Pennsylvania limited liability company

Item 2(d)             Title of Class of Securities:
                      ----------------------------

                      Common Stock, par value $0.10 per share (the "Shares")

Item 2(e)             CUSIP Number:
                      ------------

                      247357106

Item 3                Not Applicable

Item 4.               Ownership:
                      ---------

Item 4(a)             Amount Beneficially Owned:
                      -------------------------

                      As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                      Shares:

                      i) SFM LLC and Mr. Soros and may be deemed to be the beneficial owner of 2,122,221 Shares. This number consists of (A) 2,077,777 Shares held for the account of Quantum Partners and (B) 44,444 Shares held for the account of Quasar Partners.

                      ii) Mr. Druckenmiller may be deemed the beneficial owner of 2,488,885 Shares. This number consists of (A) 2,077,777 Shares held for the account of Quantum Partners, (B) 44,444 Shares held for the account of Quasar Partners and (C) 366,664 Shares held for the accounts of the Duquesne LLC Clients.

                      iii) Duquesne LLC may be deemed the beneficial owner of the 366,664 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)             Percent of Class:
                      ----------------

                      i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 5.61% of the total number of Shares outstanding.

                      ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 6.58% of the total number of Shares outstanding.

                      iii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 0.97% the total number of Shares outstanding.


Item 4(c)             Number of shares as to which such person has:
                      --------------------------------------------

                      SFM LLC
                      -------

                      (i)  Sole power to vote or to direct the vote: 2,122,221

                      (ii) Shared power to vote or to direct the vote: -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of: 2,122,221

                      (iv) Shared power to dispose or to direct the disposition
                           of: -0-

                      Mr. Soros
                      ---------

                      (i) Sole power to vote or to direct the vote: -0-

                      (ii) Shared power to vote or to direct the vote: 2,122,221

                      (iii) Sole power to dispose or to direct the disposition
                            of:   -0-

                      (iv)  Shared power to dispose or to direct the disposition
                            of:   2,122,221

                      Mr. Druckenmiller
                      -----------------

                      (i)   Sole power to vote or to direct the vote: 366,664

                      (ii)  Shared power to vote or to direct the vote:
                            2,122,221

                      (iii) Sole power to dispose or to direct the disposition
                            of: 366,664

                      (iv) Shared power to dispose or to direct the disposition of: 2,122,221

                      Duquesne LLC
                      ------------

                      (i)   Sole power to vote or to direct the vote: 366,664

                      (ii)  Shared power to vote or to direct the vote: -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of: 366,664

                      (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5                Ownership of Five Percent or Less of a Class:
                      --------------------------------------------

                      Not Applicable

Item 6                Ownership of More than Five Percent on Behalf of Another
                      Person:
                      --------------------------------------------------------

                      The shareholders of Quantum Partners, including the Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                      The partners of Quasar Partners, including Quasar International Fund, N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities

                      (including the Shares) held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                      The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

                      Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners and Quasar Partners.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                      --------------------------------------------

                      Not Applicable

Item 8                Identification and Classification of Members of the Group:
                      ---------------------------------------------------------

                      Not Applicable


Item 9                Notice of Dissolution of Group:
                      ------------------------------

                      Not Applicable

Item 10               Certification:
                      -------------

    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 6, 1998                SOROS FUND MANAGEMENT LLC


                                    By: /s/  Michael C. Neus
                                       -------------------------------
                                          Michael C. Neus
                                          Assistant General Counsel


Dated: March 6, 1998                GEORGE SOROS


                                    By: /s/  Michael C. Neus
                                       -------------------------------
                                         Michael C. Neus
                                         Attorney-in-Fact


Dated: March 6, 1998                STANLEY F. DRUCKENMILLER


                                    By: /s/  Michael C. Neus
                                       -------------------------------
                                         Michael C. Neus
                                         Attorney-in-Fact


Dated: March 6, 1998                DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/  Gerald Kerner
                                       -------------------------------
                                          Gerald Kerner
                                          Managing Director

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                Description
-----------                -----------

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean
         Warren and Mr. Michael Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean Warren and Mr. Michael Neus.

C. Joint Filing Agreement dated March 6, 1998 by and among Soros Fund Management LLC, Mr. George
         Soros and Mr. Stanley F. Druckenmiller and Duquesne
         Capital Management, L.L.C.